345 Park Avenue New York, NY 10154-1895	Direct 212.407.4000 Main 212.407.4000 Fax 212.407.4990

July 18, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn: Liz Packebusch

Re:	Caravelle International Group

Draft Registration Statement on Form F-4

Submitted May 13, 2022

CIK No. 0001928948

Dear Ms. Packebusch:

On behalf of our client, Caravelle International Group (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Draft Registration Statement on Form F-4 submitted on May 13, 2022 (the “Draft Registration Statement”) contained in the Staff’s letter dated June 9, 2022 (the “Comment Letter”). The Company has submitted the Draft Registration Statement on a confidential basis because the Company is an emerging growth company and the Draft Registration Statement would be its first registered offering. The Company will publicly file its registration statement and nonpublic draft submissions at least 15 days prior to any road show or the requested effective date of the Draft Registration Statement.

The Company has filed via EDGAR the Amendment No. 1 to the Draft Registration Statement (the “Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment No. 1.

Cover page

Questions and Answers About the Business Combination and the Special Meeting

Q: How will the initial stockholders vote?, page 6

1.	We note the disclosure that the initial stockholders have agreed that they will vote any shares they purchase in the open market in or after the SPAC IPO in favor of each of the Proposals in connection with this initial business combination. We further note the disclosure at page 56 that Pacifico will file a Current Report on Form 8-K to disclose private arrangements entered into or significant private purchases made by any of the Sponsor or Pacifico’s executive officers, directors and advisors, or their respective affiliates, that would affect the vote on the Business Combination Proposal, the Redomestication Proposal and the other Proposals. With a view toward revised disclosure, please tell us how these purchases comply with Rule 14e-5 of the Exchange Act. For guidance, see Tender Offers and Schedules Compliance and Disclosure Interpretations Question 166.01, available on our website.

Response: The Company has revised the disclosure on pages 6 and 60 to clarify that any public shares purchased will not be voted in accordance with Tender Offers and Schedules Compliance and Disclosure Interpretations Question 166.01.

Ms. Packebusch Caravelle International Group Page 2

Q: Will I experience dilution as a result of the Business Combination?, page 8

2.	Please revise to disclose here, and in your risk factor at page 54, the impact of each significant source of dilution in the event of no redemptions, interim redemptions, and maximum redemptions by Pacifico stockholders. Where it appears that underwriting fees remain constant and are not adjusted based on redemptions, please revise to disclose the effective underwriting fee on a percentage basis for shares at each redemption level related to dilution.

Response: The Company has revised the disclosure on pages 9 and 59 to disclose the impact of each significant source of dilution in the event of no redemptions, 50% redemptions, and maximum redemptions by Pacifico stockholders.

The Company has also revised the disclosures on page 9 to disclose the effective underwriting fee on a percentage basis for shares at each redemption level related to dilution.

Q: Who will manage PubCo?, page 9

3.	We note your disclosure here that the board of directors of the combined company will consist of five members. However, disclosure at page 16 indicates that the combined company will consist of nine members. Please revise or advise. Please also revise, as needed, your tabular disclosures at pages 137 and 141.

Response: The Company has revised the disclosure on page 17 and the tabular disclosure on page 153 to clarify that there will be five directors. Accordingly, the tabular disclosure on page 147 has not been revised.

Prospectus Summary

Caravelle, page 14

4.	You state here that Caravelle is a global “carbon-neutral ocean technology company” operating in the international shipping industry. Please revise to clarify your use of the term “carbon-neutral” to describe your current business operations and prominently make clear that Caravelle’s CO-Tech solutions business has no historical operations and has yet to generate revenues.

Response: The Company has revised the disclosure on page 15 to clarify its use of the term “carbon-neutral” to describe Caravelle’s current business operations and prominently make clear that Caravelle’s CO-Tech solutions business has no historical operations and has yet to generate revenues.

Ms. Packebusch Caravelle International Group Page 3

Post-Business Combination Structure and Impact on the Public Float, page 16

5.	We note your disclosure indicating that you have included a chart in this section reflecting the ownership structure of the combined company immediately following the Business Combination; however, we could not locate such chart. Please revise or advise. To the extent the chart will be the same as that included at page 92, please ensure both charts reflect equity interests in the event of no redemptions, interim redemptions, and maximum redemptions into cash.

Response: The Company has revised the disclosure on page 17 to include a chart, different from the chart on page 101, reflecting the ownership structure of the combined company immediately following the Business Combination in the event of no redemptions, 50% redemptions, and maximum redemptions into cash.

Additional Agreement to be Executed after the Signing of the Merger Agreement, page 17

6.	You disclose that within two months after the signing of the Merger Agreement, the SPAC and PubCo will enter into separate subscription agreements (the “PIPE Subscription Agreements”) with a number of subscribers (each a “Subscriber”), pursuant to which the Subscribers agrees to purchase, and PubCo agrees to issue and sell to the Subscribers, an aggregate of 6 million PubCo Ordinary Shares for an aggregate purchase price of approximately $60 million. We note that the Merger Agreement was entered into on April 5, 2022. Please revise to clarify, if true, that the PIPE Subscription Agreements will be entered into prior to the closing of the initial business combination. Please also highlight any material differences in the terms of securities issued at the time of the IPO as compared to the private placement contemplated at the time of the business combination. Additionally, revise to disclose if Pacifico’s sponsors, directors, officers or their affiliates will participate in the private placement.

Response: The Company has revised the disclosure on page 19 to (1) clarify that signing the PIPE Subscription Agreements within two months after the signing of the Merger Agreement is a provision in the Merger Agreement, instead of a fact, (2) disclose the material difference in the terms of securities issued at the time of the IPO as compared to the private placement contemplated at the time of the Business Combination, and (3) disclose that Pacifico’s Sponsor, directors, officers and their affiliates will not participate in the PIPE Investment.

Interests of Certain Persons in the Business Combination, page 19

7.	Revise to include the remaining disclosures and also expand to disclose that Pacifico’s Chief Executive Office, Mr. Wang, has been appointed to be a director of Caravelle.

Response: The Company has revised the disclosure on page 22 by adding a few disclosures including disclosing that Pacifico’s Chief Executive Office, Mr. Wang, has been appointed to be a director of PubCo.

Ms. Packebusch Caravelle International Group Page 4

Comparative Historical and Unaudited Pro Forma Combined Per Share Financial Information, page 25

8.	Please revise your disclosures in this section to include a third scenario reflecting interim redemption levels.

Response: The Company has revised the disclosure in this section to include a third scenario reflecting 50% redemption level.

Risks Related to Caravelle’s International Maritime Shipping Business

Caravelle charters vessels mostly from Topsheen Shipping Group Limited, page 32

9.	Please revise your risk factor to disclose any conflicts of interest that may arise in view of Caravelle’s Chief Shipping Officer, Mr. Dong Zhang, also controlling Topsheen Shipping Group Limited, a supplier of your vessels.

Response: The Company has revised this risk factor to disclose the conflicts of interests that may arise in view of Caravelle’s Chief Shipping Officer, Mr. Dong Zhang, also controlling Topsheen Shipping Limited.

Caravelle’s CO-Tech model is in the early stages and it may not become profitable within twelve months after the closing, page 35

10.	Please expand the risk factor here as it relates to your new CO-Tech business and the other related risk factors to address whether and how your business lines, such as wood desiccation, may be materially impacted by supply chain disruptions. For example, discuss whether you are exposed to global shortages of materials, or reduced production capacity due to closed production facilities. Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Response: The Company has added a risk factor titled “Supply and distribution chain disruptions could adversely affect Caravelle’s business.” at page 39.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, page 45

11.	We note the disclosure that a majority of Caravelle’s directors and executive officers reside outside of the United States. With a view toward disclosure, please tell us whether Caravelle’s directors and executive officers reside in China or Hong Kong.

Response: The Company has expanded this risk factor to disclose that a majority of PubCo’s executive officers reside in China or Hong Kong and its director Edward Wang resides in China, while its CEO and director Dr. Guohua Zhang resides in Gabon and its CSO and director Mr. Dong Zhang resides in Singapore.

Ms. Packebusch Caravelle International Group Page 5

Risks Related to Pacifico and the Business Combination

The Sponsor, Pacifico’s executive officers and directors and certain affiliates of Pacifico may have certain conflicts, page 50

12.	Please revise your disclosure in this section to additionally include the current value, if applicable, of loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material. You state on page 143 that “There is no limit on the amount of out-of-pocket expenses reimbursable by [you]; provided, however, that to the extent such expenses exceed the available proceeds not deposited in the trust account and the interest income earned on the amounts held in the trust account, such expenses would not be reimbursed by Pacifico unless Pacifico consummates an initial business combination.” Please also highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: The Company has revised this risk factor to (1) include the current value of loans extended, fees due, and out-of-pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement, (2) provide similar disclosure for Pacifico’s officers and directors, and (3) highlight the risk that the Sponsor will benefit from the completion of the Business Combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

The Initial Stockholders who own shares of Pacifico Common Stock and Private Units will not participate in liquidation distributions, page 50

13.	We note the disclosure that the Initial Stockholders agreed to waive their right to redeem shares of Pacifico Common Stock, or to receive distributions with respect to these shares of Pacifico Common Stock upon the liquidation of the Trust Account, if Pacifico is unable to consummate an initial business combination within the required time period. Please describe any consideration provided in exchange for this agreement.

Response: The Company has revised this risk factor to clarify that this arrangement was part of the agreements made by the Initial Stockholders in connection with Pacifico’s IPO and no consideration was paid by any person in exchange for the Initial Stockholders’ agreement to waive such right.

Background of the Business Combination, page 70

14.	Please revise to disclose how the parties arrived at the valuation of Caravelle and clarify how the parties determined, on March 2, 2022, to change the initial merger consideration to $850,000,000 in common stock, as opposed to, previously, $500,000,000, with an earnout of $300,000,000. Disclose any changes in terms favorable to Pacifico’s management and affiliates as compared to the public shareholders. Please also revise your disclosures in this section to clearly identify each individual participant, and their respective role, in each negotiation disclosed.

Response: The Company has revised this section to disclose how the parties arrived at the valuation of Caravelle and clarify how the parties determined, on March 2, 2022, to change the initial merger consideration to $850,000,000 in common stock, as opposed to, previously, $500,000,000, with an earnout of $350,000,000, and how the parties determined, on March 21, 2022, to change the consideration back to $500,000,000 with an earnout of $350,000,000.

There were no changes in terms favorable to Pacifico’s management and affiliates as compared to the public shareholders. The Company has revised the disclosure on pages 77-79 to clearly identify each individual participant, and their respective role, in each negotiation disclosed.

Ms. Packebusch Caravelle International Group Page 6

The Pacifico Board’s Reasons for Approving the Business Combination, page 75

15.	Please revise to disclose whether and how the board took into account the consideration to be paid for Caravelle in determining to approve the Merger Agreement.

Response: The Company has revised the disclosure on page 82 to disclose how Pacifico Board took into account the consideration to be paid for Caravelle in determining to approve the Merger Agreement.

16.	We note your disclosure at page 75 that, prior to reaching the decision to approve the Merger Agreement, Pacifico’s directors reviewed Caravelle’s results of the business and financial due diligence conducted by Pacifico’s management and third party legal and financial advisors, which included, among other items, “[r]eview of revisions to Caravelle’s financial projections.” Please advise whether the projections included in your filing are materially the same as the draft projections discussed in your background section. If they are materially different, please explain these differences, including any different assumptions, what changes were made, and why.

Response: The Company has revised the disclosure on page 81 to disclose that the differences between the projections included in the filing and the draft projections discussed in the background section.

Proposal No. 1 - The Business Combination Proposal

Summary of Projected Financial Information

Certain Projected Financial Information, page 77

17.	We note your disclosure cautioning investors “not to rely” on the projected financial information. While it may be appropriate to caution investors not to place undue reliance upon prospective financial information, it is not appropriate to tell readers to not rely upon them as you have included the disclosures. Please revise your disclosures accordingly.

Response: The Company has revised the disclosure on page 83 in response to the Staff’s comment.

18.	You expect to generate wood drying revenue, wood vinegar revenue, revenue from carbon credits trading and fire protection revenue in addition to transportation revenue in future periods. Please address the following:

●	You disclose that “The inclusion of the forecasted financial information in this proxy statement/prospectus should not be regarded as an indication that Caravelle, Pacifico, PubCo or their respective representatives considered or consider the forecasts to be a reliable prediction of future events, and reliance should not be placed on the forecasts.” You also state that the projections should not be looked upon as “guidance” of any sort. Provide clear disclosure about the reasons and purpose of presenting your projections;

●	You disclose that the projections were prepared on a reasonable basis despite not being prepared with a view toward public disclosure or complying with guidelines established by the AICPA. Disclose the assumptions underlying your projections for transportation revenue, market forecasts of demand for your new revenue streams, average transportation and selling prices, total expenditures, including marine fuel, research and development expenses and other material projections; and

Ms. Packebusch Caravelle International Group Page 7

●	You disclose that there is no intention to update or revise the forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all the assumptions underlying the forecasts are shown to be in error. Be advised that there is an ongoing duty to ensure your projections continue to be valid prior to the consummation of the business combination. Tell us whether or not the projections still reflect management’s views on future performance and whether you intend to revise the forecasts to reflect the occurrence of future events.

Response: The Company has revised the disclosure on page 83 to clearly state that Caravelle’s financial projections are included in this proxy statement/prospectus because they were provided to Pacifico Board for its evaluation of the business combination.

The Company has revised the disclosure on page 86 to disclose the assumptions underlying Caravelle’s projections for transportation revenue, market forecasts of demand for Caravelle’s new revenue streams, average transportation and selling prices, total expenditures, including marine fuel, research and development expenses and other material projections.

The Company has revised the disclosure on page 84 to state that the projections still reflect the views of Caravelle’s management on future performance and Caravelle intends to further revise the forecasts to reflect the occurrence of future events prior to the Business Combination. The Company has further revised the disclosure on page 85 to reduce the time scale of Caravelle’s financial projections from four years to two years.

19.	Disclose whether you have sales agreements in place for wood drying, wood vinegar, carbon credits trading and fire protection. If so, disclose the terms of the agreements.

Response: The Company has revised the disclosure on page 86 to disclose that Caravelle does not have sales agreements in place for wood drying, wood vinegar, carbon credits trading and fire protection, and to disclose four framework agreements it entered into.

20.	For each projected year, tell us how much projected revenues are expected from customers based in China, Hong Kong and Macau.

Response: The Company has revised the disclosure on page 86 to disclose that the Company plans to expand its business in Europe and Southeast Asia and reduce its dependence on the Chinese market, but is not able to provide the percentage that will be derived from each market.

21.	You state that you intend to enter the carbon trading market to monetize its technological advances in 2024 on page 101. However, your projections indicate you will generate carbon credits trading revenue in 2023. Revise your projections and disclosures as necessary.

Response: The Company has corrected the year from 2024 to 2023 on page 111.

22.	You state “If Caravelle succeeds in monetizing these wood vinegar, Caravelle further broadens and diversified its business portfolio” on page 102. This disclosure suggests you are unsure whether you will be able to monetize wood vinegar. However, your projections indicate you will generate wood vinegar revenue in 2023. Revise your projections and disclosures as necessary.

Response: The Company has revised the disclosure on page 111 to remove the assumption of succeeding in monetizing wood vinegar.

Ms. Packebusch Caravelle International Group Page 8

23.	We note your disclosure that the number of ships owned and leased by Caravelle Group and its subsidiaries will be 7 in 2022, and that this number “will increase” to 53 vessels in 2025. We further note your disclosure at page 92 that Caravelle does not own any vessels itself. Please enhance your disclosure to detail the timeline for acquiring such vessels, including the related assumptions. Also revise the chart to clarify that you project to own 20-30% of the ships in years 2023E and 2025E.

Response: The Company has expanded its disclosure on page 87 to detail the timeline for acquiring additional vessels, including the related assumptions and has revised its disclosure on page 85 to clarify that Caravelle projects to own 20-30% of the ships in years 2023E and 2025E.

Comparable Company Considerations, page 80

24.	Revise to briefly describe the “carbon neutral transformation” businesses of the selected comparable companies and disclose the reasons why Pacifico believes the selected companies are comparable to Caravelle’s current carbon neutral business operations so that shareholders may better evaluate the presentation. Please include similar disclosure for the Marine Freight and Logistics and Wood Products and Treatment companies.

Response: The Company has revised its disclosure on page 88 to describe the “carbon neutral transformation” businesses of the selected comparable companies and disclose the reasons why Pacifico believes the selected companies are comparable to Caravelle’s current carbon neutral business operations. The Company has also included similar disclosure for the Marine Freight and Logistics and Wood Products and Treatment companies.

Material U.S. Federal Income Tax Consequences of the Business Combination, page 84

25.	We note the disclosure that “Provided that the Merger qualifies as a transaction governed by Section 351 of the Code and the requirements of Section 367(a) of the Code are satisfied, a U.S. holder that exchanges its Pacifico securities in the Business Combination for PubCo Ordinary Shares generally should not recognize any gain or loss on such exchange.” Given the foregoing, the tax treatment of the transaction appears material to investors. Accordingly, please revise to provide a tax opinion and clearly identify and articulate the opinion being rendered as to the tax consequences of the business combination in the filing. If there is uncertainty regarding the tax treatment of the transactions, as your disclosure suggests, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion. Please make similar revisions elsewhere in your filing where you discuss the tax consequences of the transaction, and include risk factor disclosure, as appropriate. For guidance, refer to Section III of Staff Legal Bulletin 19.

Response: The Company will provide a form tax opinion in its next filing.

Ms. Packebusch Caravelle International Group Page 9

Information About Caravelle, page 92

26.	You expect to generate wood drying revenue, wood vinegar revenue, revenue from carbon credits trading and fire protection in future periods and have quantified the expected revenues for the years 2022E through 2025E on page 78. In an appropriate place in your filing, provide a detailed description of each of these new revenue streams and disclose how each will be accounted for under ASC 606. In addition, provide us with a detailed analysis of each of the five steps under ASC 606 for each new revenue stream. In doing so, provide a detailed description of the purchase obligation(s) and tell us when revenue is recognized and your basis for such timing.

Response: Caravelle intends to generate revenue from Co-Tech business. However, since the Company is still in the pre-commercialization stage, it did not enter into any agreement that meets the definition of a contract with a customer that would be accounted for under ASC 606 through the date of this filing. In response to the Staff’s comments, Caravelle provided a brief description of each of the revenue streams based on its expected commercial term with potential customers on pages 84 and 85.

Business Overview

Customers, page 95

27.	We note your disclosure that Caravelle has entered into a strategic agreement with New Galion, a company controlled by Caravelle’s Chief Shipping Officer Dong Zhang, to rent the vessels with wood desiccation capacity. Please revise to detail the material terms of such agreement, and to include similar disclosure in your related party transactions section. Please also consider whether risk factor disclosure may be appropriate.

Response: The Company has revised its disclosures on page 104 to detail the material terms of such agreement. The Company has included similar disclosure in the related party transaction section on page 156 and added a risk factor titled as “Caravelle purchases its CO-Tech equipment from New Galion Group (HK) Co Ltd (“New Galion”), and will rent vessels for the CO-Tech business from Topsheen Shipping Limited, both controlled by Mr. Dong Zhang, Caravelle’s Chief Shipping Officer.” on page 38.

Industry Analysis, page 106

28.	Please revise to describe Caravelle’s basis for its conclusion that its maritime wood desiccation process can reduce carbon emissions by approximately 80% compared with the traditional onshore wood desiccation model, and reduce energy costs at the same time. Please similarly provide further support for your statement that the CO-Tech model is also expected to save time for drying, loading and unloading, shorten the delivery time of the entire industry chain by 50%, and reduce costs by at least 40%, “per Caravelle’s experiments and estimates.”

Response: The Company has revised its disclosure on page 115 to delete its conclusions that (1) its maritime wood desiccation process can reduce carbon emissions by approximately 80% compared with the traditional onshore wood desiccation model, and reduce energy costs at the same time; (2) the CO-Tech model is also expected to save time for drying, loading and unloading, and shorten the delivery time of the entire industry chain by 50%, and (3) reduce costs by at least 40%, since these conclusions are mainly based on Caravelle’s experience and estimates..

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Caravelle, page 108

29.	Please provide quantitative and qualitative disclosures of market risk. Refer to Item 17(b) of Form F-4.

Response: The Company has provided quantitative and qualitative disclosures of market risk on page 115.

Ms. Packebusch Caravelle International Group Page 10

Liquidity and Capital Resources, page 111

30.	You disclose that you plan to own 30% to 35% of your ships in 2022. You also disclose throughout your filing that you plan to launch your new carbon-neutral ocean technology “CO-Tech” business in the third quarter of 2022, or the quarter ended July 31, 2022. For both your current international shipping operations and your anticipated CO-Tech business, describe your material cash requirements, including commitments for capital expenditures, the anticipated source of funds needed to satisfy such requirements and the general purpose of such requirement. Refer to Item 303(b)(1)(ii)(A) of Regulation S-K.

Response: The Company respectfully advises the Staff that Caravelle plans d to purchase two additional vessels before the end of 2022 with total estimated cost around $80 million. On May 20, 2022, Caravelle entered into a vessel purchase agreement to acquire a testing vessel for the purpose of testing and trial operation with the total purchase price of approximately $0.5 million.  Caravelle has not entered into any purchase contract for operational vessels and does not have any fixed commitment. The Company revised its disclosures on Page 111 accordingly.

Unaudited Pro Forma Condensed Combined Financial Information, page 129

31.	Based on our review, it appears that your pro forma presentation may not take into consideration recent changes to the rules applicable to such presentations. For example, your presentation includes adjustments that are directly attributable to the Business Combination, factually supportable and expected to have a continuing impact rather than transaction accounting adjustments, autonomous entity adjustments and management’s adjustments. Please carefully review Article 11 of Regulation S-X and revise your pro forma presentation throughout to comply with that guidance. For further information, you may refer to SEC Release 33-10786, Amendments to Financial Disclosures about Acquired and Disposed Businesses.

Response: The Company has revised its disclosure in this section to comply with Article 11 of Regulation S-X.

Certain Relationships and Related Party Transactions, page 142

32.	Please disclose, if applicable, the nature of any family relationship(s) between:

●	Mr. Xiaohui Wang, Mr. Sai Wang, and Mr. Edward Cong Wang; and

●	Dr. Guohua Zhang and Mr. Dong Zhang.

Refer to Item 18(a)(7)(i) of Form F-4 for guidance.

Response: The Company has revised the disclosure on page 154 to clarify there are no family relationships between these individuals.

Financial Statements, page F-1

33.	Present audited financial statements of Caravelle International Group (“PubCo”) as of a recent date. Also ensure you disclose PubCo’s fiscal year end date within the financial statement footnotes. Refer to Item 14(h) of Form F-4.

Response: Pursuant to the Section 1160.1 of the Financial Reporting Manual, the audited financial statements of PubCo should not be required to be included in the Registration Statement. The Company has revised the disclosure on pages 15 and 134 accordingly.

Ms. Packebusch Caravelle International Group Page 11

Caravelle Group Co., LTD and Subsidiaries Financial Statements, page F-21

34.	Please present three years of audited financial statements of Caravelle Group Co., LTD or tell us in detail why you believe only two years are required.

Response: Caravelle Group Co., LTD’s total annual gross revenue was less than $1.07 billion during its most recently completed fiscal year and has not sold common equity securities under a registration statement as of the date of this response letter. Pursuant to the Section 7(a)(2)(A) of the Securities Act, the Company is permitted to present audited financial statements for two fiscal years of Caravelle Group Co., LTD because it qualifies as an emerging growth company as defined under Section 2(a)(19) of the Securities Act.

General

35.	Please prominently disclose, in the forepart of your prospectus, that you will be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and that Dr. Guohua Zhang will control more than 50% of PubCo’s voting rights following the transactions.

Response: The Company has added in the forepart of the prospectus to disclose that it will be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and that Dr. Guohua Zhang will control more than 50% of PubCo’s voting rights following the transactions.

36.	We note that Pacifico’s charter renounced the corporate opportunities doctrine. Please advise whether this impacted your search for an acquisition target.

Response:  The renouncing of the corporate opportunities doctrine did not impact the Pacifico’s search for a target business. Pacifico’s officers and directors did not put their own or another entities interests ahead of Pacifico’s when searching for a target business.

37.	We note your disclosure at page 77 that Chardan performed additional services after Pacifico’s IPO, and further note that part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please clarify whether Chardan will receive fees in addition to the $2,469,769 of deferred underwriting fees that are contingent on completion of the business combination.

Response: The Company has revised the disclosure on page 83 to clarify that Chardan will receive fees in addition to the $2,469,769 of deferred underwriting fees that are contingent on completion of the Business Combination.

38.	Please disclose whether inflation has had or is expected to have a material impact on your operations and results. In addition, please tell us what consideration you have given to including a risk factor specific to the impact of inflation on your business.

Response: The Company has added a risk factor titled “Global inflationary pressures could negatively impact Caravelle’s results of operations and cash flows.” on page 43.

39.	Please clarify the extent of your operations in China following the transactions, including the percentage of your customer base there. For instance, we note your disclosures that China’s largest flooring wood company, NATURE, is a long-term client of Caravelle; and that Caravelle has entered into strategic agreements to sell the dried wood to China Forestry Materials (Zhangjiagang) Corp. Ltd. and China Plaid Imp. & Exp. Corp. Ltd.

Response: The Company has expanded its disclosure on page 102 to clarify that Caravelle currently derives 100% of its revenue from customers in China, but plans to expand its business in Europe and Southeast Asia over the coming years, thereby decreasing its over-reliance on the Chinese market. However, Caravelle is not able to provide the percentage that will be derived from each market. The Company has also deleted the disclosure about NATURE from page 82.

Ms. Packebusch Caravelle International Group Page 12

40.	Please revise your disclosures to describe the material terms of your license agreements with Dr. Zhang, including the rights and obligations of each party, the payment terms, and termination provisions. In addition, where your disclosures indicate Dr. Zhang has obtained or filed an application in China for fourteen patents as of the end of 2021, please disclose the number of patents pending and discuss how long it takes for patent applications to be approved or denied. Also discuss whether recent events indicating greater oversight by certain regulatory bodies in China, such as the Cyberspace Administration of China over data security, have implications for the patents you license from Dr. Zhang. Additionally, expand your disclosure to further describe your long-term research & development investment to further expand the CO-Tech intellectual property portfolio.

Response: The Company has revised its disclosure on page 110 to (1) describe the material terms of Caravelle’s license agreement with Dr. Zhang, (2) disclose the number of patents pending and discuss how long it takes for patent applications to be approved or denied, (3) discuss that recent events indicating greater oversight by certain regulatory bodies in China, such as the Cyberspace Administration of China over data security, have no implications for the patents Caravelle licenses from Dr. Zhang, and (4) further describe Caravelle’s long-term research & development investment to further expand the CO-Tech intellectual property portfolio.

41.	We note the disclosure on page 39 that as of October 31, 2021, Caravelle is leveraged and had $4,269,387 of outstanding indebtedness under its credit facilities and other borrowings. We further note your disclosure on page F-33. Please file the loan agreement with DBS Bank Ltd., related party loans, and any other material contracts, such as the strategic agreement with New Galion, as exhibits with your registration statement, or provide your analysis as to why such agreements are not required to be filed.

Response: The Company has filed the loan agreement with DBS Bank Ltd. as the exhibit No. 10.7 and the strategic agreement with New Galion as the exhibit No. 10.8.

Please do not hesitate to contact Giovanni Caruso at (212) 407-4866 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
cc:	Guohua Zhang